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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                               Commission File Number:  001-7200

                           Wynn's International, Inc.
             (Exact name of registrant as specified in its charter)

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                  500 North State College Boulevard, Suite 700
                           Orange, California  92868
                                 (714) 938-3700

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

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                    Common Stock, par value $0.01 per share
           (including the associated preferred share purchase rights)
            (Title of each class of securities covered by this Form)

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                                      None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

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        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)   [X]        Rule 12h-3(b)(1)(i)   [X]
           Rule 12g-4(a)(1)(ii)  [ ]        Rule 12h-3(b)(1)(ii)  [ ]
           Rule 12g-4(a)(2)(i)   [ ]        Rule 12h-3(b)(2)(i)   [ ]
           Rule 12g-4(a)(2)(ii)  [ ]        Rule 12h-3(b)(2)(ii)  [ ]
                                            Rule 15d-6            [ ]

        Approximate number of holders of record as of the certification or notice date: 1 holder of record

        Pursuant to the requirements of the Securities Exchange Act of 1934 Wynn's International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                               WYNN'S INTERNATIONAL, INC.



        Date:  July 21, 2000   By: /s/ Thomas A. Piraino
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                                   Thomas A. Piraino
                                   Vice President, General Counsel and Secretary